Filed by ADS-TEC Energy Public Limited Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

European Sustainable Growth Acquisition Corp.
(Commission File No. 001-39917)
Commission File No. for related Registration Statement: 333-260312

ADS-TEC Energy GmbH, a Leading Battery-Buffered Charging Company, Announces Initial Order from Smart City Capital for Ultra-fast Charging Units in Miami Dade County

Nürtingen, Germany and Fort Lauderdale, FL – November 10, 2021 – ADS-TEC Energy GmbH (“ADS-TEC Energy” or “the Company”), a global leader in battery-buffered ultrafast charging technology, today announced that Smart City Capital (“SCC”), a leading provider of technology turnkey solutions, master integration, and financing for the creation of smart and sustainable cities, has placed an initial order, effective November 19, 2021, for 20 ultrafast charging units to accelerate the transition of Miami Dade and overall Tri-County area into a renewable energy leader. A Letter of Intent has also been signed for an additional 180 charging stations to be delivered in 2022.

The order is part of the partnership between ADS-TEC Energy and SCC that was announced on October 20, 2021. ADS-TEC Energy’s battery-buffered charging platforms, notably ChargeBox, enable higher charging speeds even on low-powered grids and in areas where it would not otherwise be practicable. ADS-TEC Energy’s proprietary battery-buffer enables quick charge within minutes at speeds of up to 320 kW on existing, lower power grids, eliminating the need for expensive and time intensive power grid expansion.

As evidenced at COP26, the world is calling for a rapid scale up of EV technologies. Together, ADS-TEC Energy and SCC are focused on delivering that to cities, which typically bear the brunt of climate commitments. The delivery and installation of
ADS-TEC charging technology platforms will help accomplish near-term EV mobility goals and provide drivers in the Tri-County area access to ultrafast charging at convenient locations, including downtown Miami, Miami Gardens, Wynwood and Coral Gables.

“Our battery-buffered technology brings ultrafast charging speeds to urban areas, and we are pleased to be a leading provider of EV charging infrastructure for SCC,” said Thomas Speidel, CEO and Founder of ADS-TEC Energy. “This partnership showcases the attraction of our charging systems and the increased efficiency, operating costs, and customer satisfaction that smart cities can deliver. We look forward to deploying ADS-TEC Energy charging units across Southeast Florida as we continue to expand our reach in the US and help cities and municipalities transition to a renewable economy.”

“SCC is pleased to solidify its business relationship with ADS-TEC Energy with this initial order of charging units that will bring ultrafast charging speeds across the Tri-County area,” said Oscar Bode, CEO of Smart City Capital. “The ADS-TEC Energy chargers will enable public and private applications at the individual and fleet level use cases, and we look forward to expanding this approach and solution beyond South Florida, and believe it will be effectively replicable across North America.”

As outlined in the October 20 announcement, SCC and ADS-TEC Energy have partnered to create one of the most comprehensive smart cities in the U.S. in the tri-county area (Dade, Broward and Palm Beach). The partnership approach includes unique financing elements that tap into federal, state and local subsidies and the benefits of bundling multiple services, such as EV charging together with broadband services, with the aim of reducing operating costs such as fuel and maintenance, combined with more efficient infrastructure upgrades and new revenue opportunities with EV charging. The initiative aims to create a comprehensive and affordable solution that will provide a framework for future rollouts and is attractive for cities to more quickly reach their sustainability and carbon reduction goals, and accelerate climate action, while reducing financing burdens.

This initial order accelerates the execution and expansion of ADS-TEC Energy’s operations and deployment in the US. Accordingly, while there can be no assurances, the Company expects the partnership with SCC to have a material, positive impact on the Company's 2022 performance, as it was not initially accounted for in the business plan presented in June of this year.

A white paper written by ADS-TEC Energy that further outlines this partnership’s plans can be found here: https://www.ads-tec-energy.com/fileadmin/download/doc/company/Energy_Whitepaper_EN_10-2021.pdf.

On August 11, 2021, ADS-TEC Energy and European Sustainable Growth Acquisition Corp. (NASDAQ: EUSG) (“EUSG”), a publicly traded special purpose acquisition company focused on identifying Europe-based, high growth, technology-enabled businesses that utilize green technologies, announced that they entered into a definitive agreement relating to a business combination that would result in ADS-TEC Energy becoming a public company upon the closing of the transaction. ADS-TEC Energy also announced its intention to list on the Nasdaq Capital Market (“Nasdaq”) upon the closing of the business combination. The combined company will be called ADS-TEC Energy plc and its ordinary shares and warrants are expected to list on Nasdaq under the new ticker symbols “ADSE” and “ADSEW”, respectively. In connection with the business combination, EUSG secured commitments of a fully subscribed $156 million Private Investment in Public Equity (“PIPE”) at $10 per share, that is anticipated to close one business day prior to the business combination.

About ADS-TEC Energy

ADS-TEC Energy is a company of ADS-TEC group, and is part-owned by Bosch Thermotechnik GmbH (“Bosch”). The Company is headquartered in Nürtingen near Stuttgart (Germany), with a production site near Dresden (Germany). ADS-TEC Energy is drawing on more than ten years of experience with lithium-ion technologies, storage solutions and fast charging systems, including the corresponding energy management systems. Its battery based fast charging technology enables electric vehicles to ultrafast charge even on low powered grids and features a very compact design. The high quality and functionality of the battery systems are due to a particularly high depth of development and in-house production. With its advanced system platforms, ADS-TEC Energy is a valuable partner for automotive, OEMs, utility companies, and charge-operators.

About Smart City Capital

Smart City Capital specializes in turnkey smart infrastructure projects that eliminate the adoption barriers delivering impact/ESG investing, public private partnerships, and long term economic development growth through innovative business models, master integration and service bundling. SCC invests, builds and manages a diverse range of Smart City, infrastructure & QOZ projects to support sustainable economic development. In all its work, SCC’s goal is to create inclusive, smart city project accelerators.

About European Sustainable Growth Acquisition Corp.

The Company is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. EUSG intends to concentrate its efforts on identifying Europe-based, high growth, technology-enabled businesses that utilize green technologies, aligning with ESG principles and the UN Sustainable Development Goals, and addressing consumer preferences for lifestyles driven by sustainability. The Company is sponsored by a team led by its Chairman, Lars Thunell, and a management team led by Co-CEOs Pieter Taselaar and Matheus (Thijs) Hovers, President Karan Trehan and board members Wilco Jiskoot and Elaine Grunewald, and advisors Marc Rothfeldt, Bazmi Husain, Fredrik Ljungström, Jonathan Copplestone, and Aaron Greenberg is project manager.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the proposed merger of European Sustainable Growth Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 367833 (“EUSG”) into EUSG II Corporation, an exempted company incorporated in the Cayman Islands with limited liability under company number 379118 (“EUSG II”) and the proposed acquisition of the shares of ads-tec Energy GmbH, based in Nürtingen and entered in the commercial register of the Stuttgart Local Court under HRB 762810 (“ADS-TEC Energy”) by ads-tec Energy plc, an Irish public limited company duly incorporated under the laws of Ireland and a wholly owned subsidiary of EUSG (“Irish Holdco”), Irish Holdco’s and EUSG’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and Irish Holdco’s future financial performance following the transaction, as well as Irish Holdco’s and EUSG’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Irish Holdco and EUSG disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Irish Holdco and EUSG caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Irish Holdco and EUSG. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) risks related to the rollout of ADS-TEC Energy’s business and expansion strategy; (4) consumer failure to accept and adopt electric vehicles; (5) overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated; (6) the possibility that ADS-TEC Energy’s technology and products could have undetected defects or errors; (7) the effects of competition on ADS-TEC Energy’s future business; (8) the inability to successfully retain or recruit officers, key employees, or directors following the proposed business combination; (9) effects on Irish Holdco’s public securities’ liquidity and trading; (10) the market’s reaction to the proposed business combination; (11) the lack of a market for Irish Holdco’s securities; (12) Irish Holdco’s financial performance following the proposed business combination; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that the novel coronavirus (“COVID-19”) may hinder ADS-TEC Energy’s and EUSG’s ability to consummate the business combination; (16) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of ADS-TEC Energy, Irish Holdco or EUSG; (17) the possibility that ADS-TEC Energy or EUSG may be adversely affected by other economic, business, and/or competitive factors; and (18) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by EUSG. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Irish Holdco’s and EUSG’s expectations and projections can be found in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021. In addition, EUSG’s periodic reports and other SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed business combination, Irish Holdco, filed a registration statement on Form F-4, which includes the preliminary prospectus of Irish Holdco and a preliminary proxy statement of EUSG, with the SEC on October 18, 2021. Irish Holdco and EUSG will file other relevant materials with the SEC in connection with the proposed business combination. Investors and security holders of EUSG are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. After the registration statement has been declared effective by the SEC, EUSG will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. INVESTORS AND SHAREHOLDERS OF EUSG ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION, WHICH ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and shareholders will be able to obtain free copies of the materials filed by Irish Holdco and EUSG with the SEC at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Irish Holdco, EUSG, Bosch Thermotechnik GmbH, ADS-TEC Holding GmbH, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EUSG in connection with the proposed transaction. You can find more information about EUSG’s directors and executive officers in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021, and its Forms 10-Q filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus on file with the SEC.

Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Contacts:

Media Contact (US):

Steve Bruce/Taylor Ingraham

ASC Advisors

(203) 992-1230

tingraham@ascadvisors.com

For ADS-TEC Energy (Media contact):

Antonia Stranzinger

presse-energy@ads-tec.de

+49-7022-2522-2306

For Smart City Capital:

Oscar Bode

obode@smartcitycapital.net